Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the three-months ended March 31,		For the years ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings before fixed charges:
Add:
Income (loss) from continuing operations (a)	$(7,227)	$(7,474)	$(18,423)	$33,065	$49,784	$65,588	$35,977
Minority interest attributable to continuing operations	(411)	(435)	(1,493)	1,059	2,183	8,827	8,813
Fixed charges — per below	46,967	44,959	191,614	86,191	61,443	69,476	76,950
Less:
Capitalized interest	(3,764)	(2,545)	(9,537)	(9,603)	(3,030)	(1,503)	(2,949)
Preferred Distributions of consolidated subsidiaries	—	—	—	—	(832)	(7,069)	(7,069)

Earnings before fixed charges	$35,565	$34,505	$162,161	$110,712	$109,548	$135,319	$111,722

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$41,616	$40,857	$175,784	$73,918	$54,610	$57,835	$63,522
Capitalized interest	3,764	2,545	9,537	9,603	3,030	1,503	2,949
Proportionate share of interest for unconsolidated real estate ventures	1,587	1,557	6,293	2,670	2,971	3,069	3,410
Distributions to preferred unitholders in Operating Partnership	—	—	—	—	832	7,069	7,069

Total Fixed Charges	46,967	44,959	191,614	86,191	61,443	69,476	76,950
Income allocated to preferred shareholders	1,998	1,998	7,992	7,992	9,720	11,906	11,906

Total Preferred Distributions	1,998	1,998	7,992	7,992	9,720	11,906	11,906

Total combined fixed charges and preferred distributions	$48,965	$46,957	$199,606	$94,183	$71,163	$81,382	$88,856

Ratio of earnings to combined fixed charges and preferred distributions	(b )	(b )	(b )	1.18	1.54	1.66	1.26

(a)	Amounts for the three-months ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been reclassified to present properties sold consistent with the presentation for the period ended March 31, 2007. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $13,400 and $12,452 for the three-months ended March 31, 2007 and 2006, respectively and $37,445 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.